April 9, 2018

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	CACI International Inc
Form 8-K
Filed January 31, 2018
File No. 001-31400

Dear Mr. Wilson:

We have received your letter dated March 27, 2018 setting forth a comment of the Staff of the U.S. Securities and Exchange Commission regarding the Form 8-K of CACI International Inc (the “Company”) referenced above.  For convenience of reference, we have repeated your comment in bold text below and have provided the Company’s response immediately following the comment.

Form 8-K filed January 31, 2018

1.

We note that you state that your non-GAAP measure of Adjusted Net Income removes certain non-cash items that do not impact the “cash flow” performance of your business which appears to characterize Adjusted Net Income as a liquidity measure. However, you have reconciled the Adjusted Net Income to Net Income which suggests that Adjusted Net Income is a performance measure since Net Income is not considered the most directly comparable GAAP measure for a liquidity measure. Please explain and revise your future filings to clarify, whether you use Adjusted Net Income as a performance measure or liquidity measure. If you are using this measure as a liquidity measure, please provide a reconciliation of adjusted net income to the most directly comparable GAAP measure for a liquidity measure (i.e. cash flows from operations). We refer you to Item 10(e) of Regulation S-K and Question 103.02 of the updated Non-GAAP Compliance and Disclosure Interpretation issued on October 17, 2017.

In response to the Staff’s comment, the Company reviewed Question 102.05 and 103.02 of the updated Non-GAAP Compliance and Disclosure Interpretation issued on October 17, 2017.  While we consider the calculation of Adjusted Net Income in the Form 8-K filed on January 31, 2018 to be a performance measure, we acknowledge that it could be viewed as a liquidity measure.

We believe that this non-GAAP measure provides investors with useful supplemental information to enhance their understanding of the Company’s overall performance but we also recognize that the information used to compute Adjusted Net Income can be easily obtained or derived from information already disclosed within our earnings releases and other filings with the Commission.  Therefore, the Company intends to discontinue reporting this calculation of Adjusted Net Income in future earnings releases and other investor materials.

If you have any questions regarding this letter, or need any additional information, please do not hesitate to contact me at 703-841-2978.

Sincerely,

/s/ Gregory W. Buckis, Sr.

Gregory W. Buckis, Sr.

Senior Vice President, Corporate Controller